Benjamin M. Alexander

D: 310.201.7522
F: 310.201.2313
BAlexander@GreenbergGlusker.com
File Number: 52547.00003

November 19, 2012

FILED BY EDGAR

Mr. John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Lime Energy Co.
Form 10-K For The Fiscal Year Ended December 31, 2011
Filed March 16, 2012
File No. 1-16265

Dear Mr. Cash:

On behalf of our client, Lime Energy Co. (“Lime” or “the Company”), I am writing to respond to your letter dated November 9, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 (filed March 16, 2012).  I spoke to your colleague, Anne McConnell, on November 14, 2012 regarding your letter, with other counsel for the Company.

As you are aware, on July 17, 2012, the Company issued a Form 8-K stating that the Company’s Audit Committee had determined that the Company’s consolidated financial statements in, among other filings, its Form 10-K for the fiscal year ended December 31, 2011, should no longer be relied on.  This action was taken in response to a preliminary internal review that indicated that some portion of the Company’s revenue had been improperly recorded.

Since then, the Company has been working diligently to investigate the issues identified in the preliminary review and related issues, and also to take appropriate remedial actions.  On July 22, 2012, the Company’s Audit Committee established a subcommittee (the “Subcommittee”) to direct and oversee an independent investigation.  Thereafter, the Subcommittee retained Morris, Nichols, Arsht & Tunnell LLP (“MNAT”) as counsel to the Subcommittee and also retained AlixPartners LLP to provide forensic accounting services.

The Subcommittee’s independent investigation is now nearing completion.  The Company has been advised that MNAT and AlixPartners currently expect to finish their work and make a final report to the Subcommittee within the next 30 days.  Once MNAT and AlixPartners complete their investigation, the Company will be able to restate any affected financial statements and prepare appropriate amendments to its prior filings, including the Form 10-K for the fiscal year ended December 31, 2011.  Although it is difficult to predict precisely when this process will be completed, the Company currently expects to be in a position to amend its prior filings and become current on its Exchange Act reporting obligations in January 2013, but in no event later than February 11, 2013.  We will promptly update the Division staff if this anticipated schedule should change.

Greenberg Glusker Fields Claman & Machtinger LLP
1900 Avenue of the Stars, 21st Floor, Los Angeles, California 90067
T: 310.553.3610 | F: 310.553.0687

As we discussed with Ms. McConnell, the investigation that is currently underway is addressing, among other things, the Company’s use of the percentage of completion method of accounting.  Because that investigation has not yet been completed and restated financial statements have not yet been prepared, the Company is not currently in a position to provide answers to your questions set forth in request no. 2 of your letter.  The Company will be happy to provide a detailed briefing to Division staff following the completion of the investigation.  It will also carefully consider the comments in your letter when drafting its amended filings and, as discussed with Ms. McConnell, would welcome the staff’s input to ensure that the staff’s concerns are fully addressed in those filings.

On behalf of the Company, the undersigned acknowledges that:

•                                          Lime Energy is responsible for the adequacy and accuracy of the disclosures in its filings, including its Form 10-K for the fiscal year ended December 31, 2011;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Lime Energy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate contact me at (310) 201-7522 if you have any further questions or require additional information.

Respectfully submitted,

/s/ Benjamin M. Alexander

Benjamin M. Alexander

BMA

cc:	Jeffrey Mistarz
Paul Gerlach, Esq.
Griffith Green, Esq.